Delisting Determination, The Nasdaq Stock Market, LLC, April 9, 2024, TG Venture Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of TG Venture Acquisition Corp., effective at the opening of the trading session on April 19, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(2) and 5450(b)(2&3)(C).
The Company was notified of the Staff determination on December 26, 2023. On December 27, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
A hearing on the matter was scheduled for March 21, 2024. On March 7, 2024, the Company witdrew its appeal. The Company securities were suspended on March 11, 2024. The Staff determination to delist the Company securities became final on March 11, 2024.